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SECURITI 06007201 ION

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SEC MAIL PROCESSING RECEIVED MAR 0 6 2006 WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 047285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PICTET OVERSEAS INC.**

OFFICIAL USE ONLY
36500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 2900
(No. and Street)

Montreal	Quebec	H3A 3J6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Parsons / Edite Das Neves (514) 350-6263 / 6232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800	Montreal	Quebec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Parsons / Edite Das Neves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PICTET OVERSEAS INC.**, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer & Secretary / Assistant Vice President

Title

Notary Public Déodat LÊ, Lawyer
Quebec Bar No.: 194117-8

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 15c3-3, paragraph (k)(2)(i).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note to file: Please note items (b), (c), (d) and (g) were originally filed on February 28, 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Blvd West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 205 5675

March 31, 2006

To the Board of Directors of
Pictet Overseas Inc.

We have audited the financial statements of Pictet Overseas Inc. for the year ended December 31, 2005. As a result of our audit, nothing has come to our attention that would indicate that Pictet Overseas Inc. carries customer accounts and is therefore exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule which requires the Determination of Reserve Requirements and the related information on the Possession or Control Requirements thereof.

It is our understanding that on a go forward basis it is management's intention to include the following note in the financial statements of Pictet Overseas Inc.:

> "The Company does not hold client funds or securities or owe money or securities to customers. However, if inadvertently received, the Company promptly forwards all funds and securities received. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule."

The above mentioned note is consistent with the results of our December 31, 2005 audit.

PricewaterhouseCoopers LLP

Chartered Accountants

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 17, 2006

Auditors Report

To the Shareholder of
Pictet Overseas Inc.

The statement of changes in shareholder's equity is derived from the balance sheet and statement of earnings and retained earnings included in the complete financial statements of **Pictet Overseas Inc.** for the year ended December 31, 2005 on which we expressed an opinion without reservation in our report dated February 17, 2006. This statement of changes in shareholder's equity is the responsibility of management. Our responsibility is to ensure that this statement of changes in shareholder's equity is fairly summarized from the complete balance sheet and statement of earnings and retained earnings.

In our opinion, this statement of changes in shareholder's equity is fairly summarized, in all material respects, from the related balance sheet and statement of earnings and retained earnings included in the complete financial statements.

This statement of changes in shareholder's equity does not contain all the disclosures required by accounting principles generally accepted in the United States of America, including summarized information about the balance sheet and statements of earnings and retained earnings and cash flows and accordingly may not be appropriate for certain users.

PricewaterhouseCoopers LLP

Chartered Accountants

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2005

	Common stock		Preferred stock			
	Number of Class A common shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance at December 31, 2004	2,500,000	2,500,000	2,500,000	2,500,000	430,883	5,430,883
Net income	-	-	-	-	213,039	213,039
Balance at December 31, 2005	2,500,000	2,500,000	2,500,000	2,500,000	643,922	5,643,922